Exhibit 99.1

Gridsum Regains Compliance with NASDAQ Listing Requirement for Minimum Bid Price

BEIJING, October 5, 2020 — Gridsum Holding Inc. (“Gridsum” or the “Company”) (NASDAQ:GSUM), a leading provider of cloud-based big-data analytics and artificial intelligence (“AI”) solutions in China, today announced that on October 1, 2020, it received a letter (the “Nasdaq Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”), indicating that for the ten consecutive business days from September 15, 2020 through September 30, 2020, the closing bid price for the Company’s American depositary shares (the “ADSs”), each representing one Class B ordinary share of the Company, has been at $1.00 per ADS or greater as required for continued listing on The Nasdaq Global Select Market.

As previously reported, on April 17, 2020, the Company received a deficiency notice from Nasdaq’s Listing Qualifications Department, indicating that the Company had not been in compliance with the minimum bid price requirement of $1.00 per ADS for continued listing on The Nasdaq Global Select Market.  The Nasdaq Letter confirmed that the Company has regained compliance with such requirement, and the matter is now closed.

About Gridsum

Gridsum Holding Inc. (NASDAQ: GSUM) is a leading provider of cloud-based big-data analytics and AI solutions for multinational and domestic enterprises and government agencies in China. Gridsum’s core technology, the Gridsum Big Data Platform and the Gridsum Prophet: Enterprise AI Engine, is built on a distributed computing framework and performs real-time multi-dimensional correlation analysis of both structured and unstructured data. This enables Gridsum’s customers to identify complex relationships within their data and gain new insights that help them make better business decisions. The Company is named “Gridsum” to symbolize the combination of distributed computing (Grid) and analytics (sum). As a digital intelligence pioneer, the Company’s mission is to help enterprises and government organizations in China use data in new and powerful ways to make better-informed decisions and be more productive.

For more information, please visit http://www.gridsum.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Forward-looking statements involve inherent risks and uncertainties. Many factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the substantial doubt about our ability to continue as a going concern, duration and impact of the COVID-19 pandemically, general economic conditions in China, unexpected difficulties in pursuit of our business strategy, unpredictable demand for solutions we have developed, difficulties keeping and strengthening relationships with existing customers or expanding our customer base, availability of additional capital when needed, uncertainties associated with our repayment of indebtedness, and uncertainty about the proposed going private transaction. Further information regarding these and other risks is included in Gridsum’s annual report on Form 20-F and other reports filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Gridsum undertakes no duty to update such information except as required under applicable law.

Investor Relations

Gridsum
ir@gridsum.com

Christensen

In China

Mr. Eric Yuan
Phone: +86-10-5900-1548
Email: Eyuan@christensenir.com

In U.S.
Mr. Tip Fleming
Phone: +1 917 412 3333
Email: tfleming@christensenir.com